SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        Date of Report: November 7, 2002



                                    BIORA AB

                             SE-205 12 Malmo, Sweden

                         Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     /X/  Form 20-F                     /_/  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     /_/  Yes                           /X/  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.



         This Form 6-K consists of the third quarter report and press release dated November 7, 2002 of Biora AB.




                    Report for the first nine months of 2002

                                 Biora AB (publ)

                                November 7, 2002


                                    3rd Qtr       3rd Qtr      Qtr 1-3       Qtr 1-3     Full year
                                      2002         2001           2002        2001         2001
---------------------------------------------------------------------------------------------------
Net sales, SEK million                28.1         22.0          99.5         77.8        110.7
---------------------------------------------------------------------------------------------------
Operating result, SEK million         -1.7        -11.5          -1.3        -26.7        -26.5
---------------------------------------------------------------------------------------------------
Net  result, SEK million              -1.2        -11.0          -0.5        -25.7        -25.1
---------------------------------------------------------------------------------------------------


         o Sales during the first nine months of 2002 increased by 28 percent to SEK 99.5 million (compared to SEK 77.8 million for the first nine months of 2001).

         o Sales during the third quarter of 2002 increased by 28 percent to SEK 28.1 million (compared to SEK 22.0 million for the third quarter of 2001). The increase occurred primarily in the United States and Germany.

         o Net result for the first nine months of 2002 was a loss of SEK 0.5 million (compared to a net loss of SEK 25.7 million for the first nine months of 2001).

         o Biora will terminate its ADR program in the United States effective December 9, 2002. ADR holders may surrender their securities to the Bank of New York and receive the Ordinary Shares represented by their ADRs.


Biora develops, manufactures and sells biology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates the tooth-supporting structure that the tooth has lost due to periodontitis. Biora's American Depositary Shares are quoted on the OTC market in the U.S. and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.


---------------------------------------------------------------------------------------------------------
Corp. Communication/Investor Relations         +46-40- 32 13 65 (direct)      e-mail:
Tommie Johansson                               +46-40- 32 13 55 (fax)         tommie.johansson@biora.com
Biora AB (publ)                                +46-703- 22 13 65 (mobile)     Internet: www.biora.com
Medeon,  SE-205 12 Malmo



Report for the first nine months of 2002.

Biora's net sales for the first nine months of 2002 amounted to SEK 99.5 million (SEK 77.8 million). This represents an increase in revenue of 28 percent (30 percent at fixed rates of exchange). The increase in sales occurred primarily in the United States, German and Japanese markets.


Sales during the third quarter equaled SEK 28.1 million (SEK 22.0 million), an increase of 28 percent (31 percent at fixed rates of exchange).



                         Sales by quarter, SEK million


                                [Graph Omitted]


                   Moving annual sales reported by quarter,
                        Q3 2000 - Q3 2002, SEK million

                                [Graph Omitted]


(Throughout this report, figures for the comparable period in year 2001 are noted in parentheses immediately following the year 2002 figures.)


MARKETS

Continued strong sales growth in the U.S. market

The United States is Biora's single largest market. Sales in the first nine months of 2002 were SEK 51.6 million (SEK 42.3 million), an increase of 22 percent in SEK (26 percent in local currency) compared to the corresponding period in 2001. Sales during the third quarter equaled SEK 16.5 million (SEK
12.6 million).


Sales growth of 20 percent in the German market


Germany is Biora's largest market in Europe. Sales in the first nine months of 2002 amounted to SEK 20.3 million (SEK 17.0 million), an increase of 20 percent (20 percent in local currency) compared to the corresponding period in 2001. Sales during the third quarter equaled SEK 6.5 million (SEK 5.2 million).

Sales in Japan

Biora's deliveries to Seikagaku, its Japanese partner, during the first nine months of 2002 amounted to SEK 7.9 million. No shipments were made during the corresponding period in 2001. There were no deliveries of EmdogainGel from Biora to Seikagaku during the third quarter of 2002.


RESEARCH AND DEVELOPMENT

Biora's research efforts are focused on developing new, proprietary products for the dental market, and on expanding the indications for Emdogain(R)Gel.

A registration application for the treatment of recession type defects (exposed root surfaces) was submitted to the FDA in the third quarter of 2002 and to the European certification units (Notified Bodies) in October 2002.

Ongoing research projects are progressing as follows:

o An enamel matrix protein-based product for use in endodontic therapy (treatment of the dental pulp) - a phase I trial is ongoing and scheduled to be completed during the fourth quarter of this year.

o    Biora's patent-protected pharmaceutical product to treat xerostomia
     (dry mouth) - a phase I study was completed during the second quarter of this year showing a dose-response in healthy volunteers. Discussions regarding the future development of the project are ongoing with Medpharma.


OTHER INFORMATION


Biora will terminate its ADR program in the United States

Following Biora's de-listing from the NASDAQ National Market on January
31, 2002, the Company's ADRs began to trade under the symbol "BIORY" on the Over-the-Counter ("OTC") Market with bid and ask prices distributed by Pink Sheets, LLC. Due to the low trading volume of Biora's ADRs on the OTC Market and the high costs relating to the ADR program, Biora has elected to terminate its ADR program effective December 9, 2002. Biora's ADRs will stop trading on the OTC Market in the United States and ADR holders will be able to exchange their securities with the Bank of New York and receive Biora Ordinary Shares which trade on the Stockholm Stock Exchange in Sweden. ADR holders will receive more information regarding the termination of the ADR program in a Notice of Termination from the Bank of New York.


Biora's Medical Director accepts a position at the University of Gothenburg

Biora's Medical Director, Lars Heijl, has accepted a position as Director of the periodontal postgraduate training program at the Faculty of Odontology, University of Gothenburg. As of January 1st 2003, Dr Heijl will continue to support the Company in medical and technical matters as a consultant.


Biora now provides financial information in a more cost-effective manner

As was reported in the report for the first half of 2002, Biora shareholders can now register directly on Biora's website to receive quarterly reports via e-mail immediately after the information has been made public. Due to the availability of electronic delivery of reports, and in order to eliminate the Company's significant costs for printing and distribution, Biora will no longer print its quarterly report and will only distribute a copy upon request.


FINANCIAL INFORMATION


Net sales

The Group's net sales during the first nine months of 2002 increased to SEK
99.5 million (SEK 77.8 million). This corresponds to an increase of 28 percent (30 percent at fixed rates of exchange). For the third quarter, net sales equaled SEK 28.1 million (SEK 22.0 million).

Results

Gross profit during the first nine months of 2002 was SEK 80.4 million (SEK
60.6 million). The improvement is primarily attributed to increased sales in the United States and Germany as well as to the launch of Emdogain(R)Gel in Japan. Gross profit for the third quarter equaled SEK 21.9 million (SEK 17.5 million).

The operating result in the first nine months of 2002 amounted to a loss of SEK 1.3 million (SEK 26.7 million loss). This improvement in the operating result is due to the increase in sales. Selling expenses were decreased by SEK
0.3 million and research and development costs decreased by SEK 7.5 million. The reduction in R&D expenses is primarily due to completion of certain R&D projects during 2001. Administrative expenses during the first nine months of 2002 decreased by SEK 1.3 million. The change in other operating income and expenses is explained in note 2 to the Consolidated Statements of Operations. For the third quarter, the operating result amounted to a loss of SEK 1.7 million (SEK 11.5 million loss).


The financial net for the first nine months of 2002 amounted to a profit of SEK 0.9 million (SEK 1.0 million).


The net result in the first nine months of 2002 was a loss of SEK 0.5 million (SEK 25.7 million loss) corresponding to a loss of SEK 0.02 per share (SEK
1.20 loss) calculated on the average number of shares outstanding (23,753,800, compared to 21,427,976 during the corresponding period in 2001). The net loss for the third quarter was SEK 1.2 million (SEK 11.0 million loss), which corresponds to a loss per share of SEK 0.05 (SEK 0.50 loss per share).


Capital expenditures

Capital expenditures for long-term tangible assets and patents during the first nine months of 2002 totaled SEK 2.2 million (SEK 2.1 million).


Financial position

The net change in cash and cash equivalents during the first nine months of 2002 was negative SEK 3.2 million (negative SEK 0.3 million). The net change in cash for the corresponding period in 2001 is principally due to the issuance of 2,550,000 new shares in 2001, which increased the Group's cash and cash equivalents by SEK 26.3 million.

At the end of the reporting period (figures for December 31, 2001 for comparison are given below in parentheses) the Group's liquid funds amounted to SEK 48.3 million (SEK 51.5 million), the equity/assets ratio was 63.9 percent (60.6 percent) and the Group's equity amounted to SEK 55.1 million (SEK 55.9 million).


Employees

As of September 30, 2002, the Group had 81 employees, compared to 83 as of December 31, 2001.

Accounting principles

The accounting principles and calculation methods used in this report for the first nine months of 2002 are the same as those used in the 2001 annual report.


Upcoming financial information



Biora will publish financial information on the following dates:

Year End Report for 2002                                     February 13, 2003
Distribution of Annual Report                                End of March, 2003
Interim Report for the first quarter of 2003                 April 29,2003
Annual General Meeting, Malmo                                April 29, 2003
Interim Report for the first half of 2003                    August 7, 2003
Interim Report for the first nine months of 2003             October 30,  2003

Malmo, November 7, 2002

Donna Janson, President and CEO


Biora's auditors have not audited this interim report

Biora AB has registered the trademarks Emdogain(R) and PrefGel(TM). In this report these registrations are only publicized in this paragraph.

-------------------------------------------------------------------------------

This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission.

-------------------------------------------------------------------------------
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora, tel: +46 40-32 13 65 or +46 70 32 21 365
-     Donna Janson, President and CEO of Biora, tel: +46 40 32 12 28
-     http://www.biora.com


CONSOLIDATED STATEMENTS OF OPERATIONS

                                              2002     2002       2001        2002        2001         2001
(Swedish GAAP, unaudited)                 Quarter 1-3  3rd Qtr   3rd Qtr  Quarter 1-3  Quarter 1-3    Full year
                                           (TUSD) 1)   (TSEK)     (TSEK)      (TSEK)      (TSEK)       (TSEK)

Net sales                                     10 020   28 103     21 958      99 489      77 805      110 677
--------------------------------------------------------------------------------------------------------------
Costs of goods sold                           -1 926   -6 180     -4 498     -19 123     -17 228      -22 797
--------------------------------------------------------------------------------------------------------------
Gross profit                                   8 094   21 923     17 460      80 366      60 577       87 880
==============================================================================================================

Selling expenses                              -5 383  -16 337    -17 801     -53 455     -53 710      -76 998
--------------------------------------------------------------------------------------------------------------
Administrative expenses                       -1 590   -4 737     -5 180     -15 788     -17 055      -22 880
--------------------------------------------------------------------------------------------------------------
Research and development costs                -1 207   -3 165     -5 622     -11 987     -19 456      -26 787
--------------------------------------------------------------------------------------------------------------
Other operating income and expenses 2)           -46      635       -327        -461       2 962       12 321
--------------------------------------------------------------------------------------------------------------
Operating result                                -133   -1 681    -11 470      -1 325     -26 682      -26 464
==============================================================================================================

Financial net                                     88      435        552         871       1 018        1 403
--------------------------------------------------------------------------------------------------------------
Result after financial items                     -46   -1 246    -10 918        -454     -25 664      -25 061
==============================================================================================================

Income tax 3)                                     -9       25        -39         -88         -61          -34
--------------------------------------------------------------------------------------------------------------
Net result for the period                        -55   -1 221    -10 957        -542     -25 725      -25 095
==============================================================================================================



Loss per share 4)                               0.00    -0.05      -0.50       -0.02       -1.20        -1.14
==============================================================================================================

Number of shares outstanding at the
end of the period (000s)                      23 754   23 754     23 754      23 754      23 754       23 754
--------------------------------------------------------------------------------------------------------------


Average number of shares outstanding          23 754   23 754     21 869      23 754      21 428       22 014
(000s)
--------------------------------------------------------------------------------------------------------------


1)   Average exchange rate Jan.-Sept. 2002, USD 1 =  9.9295
2) Installments for license agreement regarding a development project for xerostomia are included in Other operating income as 1,039 TSEK in the first quarter, 1.963 TSEK in the second quarter, 0 TSEK in the third quarter and by 4,965 TSEK during the full year 2001. Other operating income and expense for the full year 2001 also includes a lump sum amounting to 10,000 TSEK ( 0 TSEK in the first, second and third quarters) for a license agreement for a BioEx development project in wound healing (non dental). The Consolidated other expenses for the full year 2001 include 1,200 TSEK ( 0 TSEK in the first, second and third quarters) in royalty expenses to the Swedish Industrial fund for the last-mentioned license agreement as well as 1,447 TSEK ( 0 TSEK in the first, second and third quarters) in administrative expenses in connection with the outlicensing of the wound healing project.
3) The Company does not report any tax income, neither with respect to the loss for the full year nor to accumulated losses. Deferred tax assets have been reduced by a valuation allowance to the amount that is "more likely than not" to be realized. The net deferred tax asset is zero.
4) Loss per share has been calculated by dividing the loss for the period by the average number of shares. Since the present value of the options' exercise prices is higher than the net realizable value of the shares, the loss per share before and after dilution is the same






CONSOLIDATED BALANCE SHEETS

                                                      Sept. 30   Sept. 30    Sept. 30   Dec. 31,
(Swedish GAAP, unaudited)                                 2002       2002        2001       2001
                                                     (TUSD) 1)     (TSEK)      (TSEK)     (TSEK)

Intangible long term assets                                811      8 056       7 441      6 948
-------------------------------------------------------------------------------------------------
Tangible long term assets                                  234      2 325       4 453      3 738
-------------------------------------------------------------------------------------------------
Financial long term assets                                  59        587         658        634
-------------------------------------------------------------------------------------------------
Total long term assets                                   1 105     10 968      12 552     11 320
=================================================================================================

Inventories                                                891      8 846       6 605      7 836
-------------------------------------------------------------------------------------------------
Current receivables                                      1 841     18 278      20 003     21 495
-------------------------------------------------------------------------------------------------
Bank deposits                                                -          -      25 920     25 951
-------------------------------------------------------------------------------------------------
Cash and bank                                            4 861     48 263      27 516     25 520
-------------------------------------------------------------------------------------------------
Total current assets                                     7 592     75 387      80 044     80 802
=================================================================================================

Total assets                                             8 697     86 355      92 596     92 122
=================================================================================================

Shareholders' equity 2)                                  5 556     55 166      54 111     55 870
-------------------------------------------------------------------------------------------------
Provisions                                                  26        253         297        305
-------------------------------------------------------------------------------------------------
Long term liabilities 2), 3)                                 -          -       3 506          -
-------------------------------------------------------------------------------------------------
Current liabilities 3)                                   3 116     30 936      34 682     35 947
-------------------------------------------------------------------------------------------------

Total shareholders' equity and liabilities               8 697     86 355      92 596     92 122
=================================================================================================

1) Average exchange rate Jan-Sept. 2002, USD 1 =  9,9295

2) Change in shareholders' equity



                                               Share     Other    Accumu-       Total      Total     Total
                                              capital restricted   lated    09.30.02   09.30.02  09.30.02
                                                        equity     loss

Opening                                          950    90 004    -35 084      55 870     50 915    50 915
Balance
Disposition of loss                                    -22 030     22 030           0          0         0
Earlier received option premiums matured                                            -      5 320     5 320
Issuance of new shares                                                              -          -    23 805
Liabilities for option premiums received transferred                                -          -     1 106
to share premium reserve
Change in translation differences                         -108        -54        -162       -115      -181
Loss for the period                                                  -542        -542    -25 725   -25 095
Closing                                          950    67 866    -13 650      55 166     30 395    55 870
Balance

3) The interest bearing liabilities amounted to zero on June 30, 2002, and December 31, 2001 and 2,400 TSEK on Sept. 30, 2001.



STATEMENT OF CASH FLOWS

Consolidated (TSEK)                                                    2002         2001        2002        2001       2001
(Swedish GAAP, unaudited)                                           3rd Qtr      3rd Qtr    Quarter 1-3  Quarter 1-3  Full Year

Result for the period                                                -1 221      -10 957         -542     -25 725    -25 095
-----------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                           793        1 398        2 389       4 006      5 939
-----------------------------------------------------------------------------------------------------------------------------
Other adjustments to reconcile net result to net cash flows
from operating activites                                                -21         -878           85          99         89
-----------------------------------------------------------------------------------------------------------------------------
Change in assets and liabilities                                      6 075        2 546       -2 229      -6 475     -6 413
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                 5 626       -7 891         -297     -28 095    -25 480
=============================================================================================================================
Capital expenditures (tangible assets and patents)                     -466         -933       -2 176      -2 119     -2 872
-----------------------------------------------------------------------------------------------------------------------------
Payments concerning other long-term receivables                           -            -            -       1 920      1 920
=============================================================================================================================
Net cash used in/ from investing activities                            -466         -933       -2 176        -199       -952
=============================================================================================================================
Net cash from financing activities                                        -       27 213            -      27 213     23 500
=============================================================================================================================
Effect of exchange rate changes on cash and cash equivalents              4          207         -735         762        648
-----------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                               5 164       18 596       -3 208        -319     -2 284
=============================================================================================================================



KEY RATIOS

Consolidated                                         2002            2001          2001      2000            1999
(Swedish GAAP, unaudited)                     Quarter 1-3     Quarter 1-3     Full year   Full year       Full year


Net sales (TSEK)                                   99 489          77 805       110 677    89 160          73 556
------------------------------------------------------------------------------------------------------------------
Gross margin, % 2)                                   80.8            77.9          79.4      76.3            79,0
------------------------------------------------------------------------------------------------------------------
R & D costs (TSEK) 3)                              11 987          19 456        26 787    42 789          41 597
------------------------------------------------------------------------------------------------------------------
Return on capital employed, % 1), 4)                 -1.2           -61.8         -45.5     -83.7           -50.7
------------------------------------------------------------------------------------------------------------------
Return on equity,% 5)                                -1.3           -65.3         -47.0     -85.4           -50.8
------------------------------------------------------------------------------------------------------------------
Equity / assets ratio, % 6)                          63.9            58.4          60.6      55.8            78.3
------------------------------------------------------------------------------------------------------------------
Net debt / equity ratio, % 7)                       -87.5           -94.3         -92.1    -100.9           -88.5
------------------------------------------------------------------------------------------------------------------
Total equity (TSEK)                                55 166          54 111        55 870    50 915         127 406
------------------------------------------------------------------------------------------------------------------
Average number of shares
outstanding, (000s) 8)                             23 754          21 428        22 014    21 204          21 204
------------------------------------------------------------------------------------------------------------------
Equity per share, SEK 8)                             2.32            2.53          2.54      2.40            6.01
------------------------------------------------------------------------------------------------------------------
Result per share, SEK 8)                            -0.02           -1.20         -1.14     -3.59           -4.09
------------------------------------------------------------------------------------------------------------------
Cash flow per share, SEK 9)                         -0.14           -0.01         -0.10     -2.78           -3.50
------------------------------------------------------------------------------------------------------------------

1) Return on capital employed and return on equity have been calculated by multiplying the nine month operating result and net result by 1.33 to obtain comparability to the other presented twelve month key ratios.

2) Gross profit divided by net sales.

3) R&D- costs are shown gross, including capitalized costs. In 2002, as well as in 1999, 2000 and 2001, no costs have been capitalized under the caption Capitalized R&D costs, which explains why the net and gross costs were equal, at 11,987.

4) Operating result plus financial income divided by average total assets (total assets less non-interest bearing operating liabilities including deferred taxes).

5) Net result divided by average equity.

6) Shareholders' equity divided by total assets.

7) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.

8) The dilution effects of outstanding options were not considered when calculating equity, result and and cash flow per share for the years 1999-2002 as the present values of the exercise prices at each year end has been higher than the net realizable value of the shares.

9) Net change in cash and cash equivalents divided by the average number of shares in accordance with note 8).


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              BIORA AB


 Dated: November 7, 2002                      By: /s/  Svante Lundell
                                                  ----------------------------
                                                  Svante Lundell
                                                  Chief Financial Officer